FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              September 11th, 2003




                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)


   Baltimore Technologies plc, Innovation House, 39 Mark Road, Hemel Hempstead,
                             Herts, HP2 7DN, UK
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes .....    No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


                                  EXHIBIT INDEX


Press Release regarding: Notice of Results dated: September 10, 2003



                           Baltimore Technologies plc

                         Notification of Interim Results

10 September 2003 - Baltimore Technologies plc will be announcing its Interim Results for the six months ended 31 June 2003 on Tuesday 16th September 2003.


For further information, please contact:

Smithfield Financial:

Andrew Hey  020 7903 0676
Will Swan   020 7903 0647


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           BALTIMORE TECHNOLOGIES PLC


                              By:___/s/ Kenneth Philip Smith ___

                                 Name:  Kenneth Philip Smith
                                 Title: CFO and Company Secretary


Date: September 11th, 2003